

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2014

<u>Via Facsimile</u>
Mr. Raj S. Nanvaan
Chief Financial Officer
Native American Energy Group, Inc.
61-43 186th Street, Suite 507
Fresh Meadows, NY 11365

> **Re: Native American Energy Group, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed May 20, 2013**
> **File No. 000-54088**

Dear Mr. Nanvaan:

We issued a comment to you on the above captioned filing on December 24, 2013. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by April 22, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jenifer Gallagher at (202) 551-3706 or me at (202) 551-3686 if you have any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief